December 10, 2012

Dr. Mark Robbins
2875 Deer Run
Orono, MN 55356

Dear Mark:

We are very pleased to offer you the position as Vice President of Clinical Development and Regulatory Affairs of DiaMedica reporting to the CEO.

The annual salary for this position is $230,000 paid on a semi-monthly basis. The board will structure an annual performance agreement tied to corporate goal attainment of 25% of base salary starting in 2013. The start date for this position is to be agreed upon, expected in December 2012.

In addition, we extend the following benefits to be included in your employment:

Stock Options – DiaMedica Inc. would like to extend to you the opportunity to participate in the DiaMedica stock option plan, and therefore we will provide you with 200,000 stock options. Stock options to vest over 3 years. In addition, an annual option grant will be determined on an annual basis effective January of each year with stock options to remain available for 10 years, subject to your continued involvement with the Company. The price of the stock options will be set on or about the day approved by the Board of Directors.

Health Benefits – DiaMedica Inc. would also like to offer you the DiaMedica group benefits plan consisting of the BlueCross Aware Gold healthcare plan and SunLife dental, life insurance and disability insurance.

Vacation, Holidays, Sick Time - DiaMedica will provide you with four weeks of vacation plus holiday days according to the DiaMedica employee policy manual.

In acknowledging your acceptance of our offer, please sign the documents accordingly and return to Rick Pauls, at your earliest opportunity. We also trust that you will keep all information confidential and will request that you sign Confidentiality Agreements prior to your start date.

We trust that these conditions are satisfactory and look forward to you joining DiaMedica Inc.

Yours sincerely,	Accepted:

DIAMEDICA INC.	/s/ Mark Robbins
Mark Robbins
/s/ Rick Pauls
Rick Pauls	December 10, 2012
Chairman & CEO	Date Signed